Exhibit 99.2

AirMedia Announces Resignation of Chief Financial Officer and Appointment of New Chief Financial Officer

BEIJING, China – May 14, 2014 – AirMedia Group Inc.(“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high end consumers, today announced the appointment of Mr. Richard Peidong Wu as chief financial officer of the Company (“CFO”), effective June 1, 2014. Mr. Wu will replace Mr. Henry Ho, who tendered his resignation as chief financial officer due to personal reasons, effective May 31, 2014.

“I am pleased to join such a visionary media leader as AirMedia at such an important time, when the Company is transitioning to obtain a leading position on wireless connectivity and digital cabin entertainment platforms in air and high-speed train travel in China, while maintaining a leading position in the out-of-home advertising sector. I look forward to leveraging my experience and energy in the CFO role, which includes communicating AirMedia’s transformation and future plans to investors,” commented Richard Wu.

“We are pleased to have been able to hire such an experienced professional as Mr. Wu, who I expect to be an outstanding chief financial officer. We look forward to taking full advantage of Richard’s substantial financial and business expertise and also thank Mr. Ho for his service as CFO for the Company,” commented AirMedia’s Chairman and CEO, Mr. Herman Guo.

Separately, AirMedia also announced its results for the first quarter of 2014 today.

About Richard Wu

Mr. Wu is an experienced finance and investment professional, with more than 18 years of experience working with and advising companies in China in technology, media and telecom sectors (“TMT”). Before joining AirMedia, he worked as the head of legal & compliance at the Greater China Division of Nokia Solutions and Networks. Prior to that, he was the chief financial officer of Vimicro International Corporation from 2011 to 2012. From 2006 to 2011, he was managing director at Dragon Bay Capital, a China-focused investment advisory firm specializing in private placement, pre-IPO turnarounds, pre-auditing, and investor relations. He also worked as the chief financial officer at several other companies, including China Natural Gas, Inc., China Medicine Corporation and AlliancePharm US LLC, as well as the executive vice president of MeetChina.com, the finance director at Motorola, Inc and an investment banking associate at Lehman Brothers. Mr. Wu started his career as a senior legal counsel at Beijing Bei Fang Law Offices. He received his MBA from the Wharton School of the University of Pennsylvania, a master of arts in criminal justice from Indiana University, a post-graduate law diploma from the Chinese University of Political Science & Law. Mr. Wu is a licensed attorney in China.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 31 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn